Exhibit (a)(7)


                    CHARMING SHOPPES, INC. AGREES TO ACQUIRE
                         CATHERINES STORES CORPORATION

Bensalem, PA, November 15, 1999 - Charming Shoppes, Inc. [NASDAQ: CHRS] announced today that it has entered into a definitive merger agreement to acquire Catherines Stores Corporation [NASDAQ: CATH]. The boards of directors of both companies have approved the transaction. Closing is expected to occur during January, 2000, subject to the fulfillment of certain conditions.

Pursuant to the agreement, a subsidiary of Charming Shoppes will make a cash tender offer for all outstanding shares of common stock of Catherines Stores Corporation at $21.00 per share. The cost of acquiring the outstanding shares of common stock of Catherines Stores Corporation, on a fully diluted basis, is approximately $150 million.

Catherines operates 436 retail apparel stores in 40 states and the District of Columbia, specializing in large-size women's apparel, under the names Catherine's, PS...Plus Sizes, Plus Savings, Added Dimensions, and The Answer. The stores are primarily located in strip shopping centers, in the Southeast, Mid-Atlantic and the Eastern Central regions of the United States.

Charming Shoppes plans to operate Catherines Stores Corporation as a separate division, and to consolidate its Modern Woman chain of retail stores into the Catherines concept, resulting in a nationwide chain of women's large-size specialty apparel of more than 500 stores. After the acquisition, Charming Shoppes, Inc. will operate over 1,700 stores throughout the United States with revenues in excess of $1.4 billion. Charming Shoppes expects accretion to earnings in the fiscal year ending February 3, 2001, as a result of the acquisition of Catherines.

Dorrit J. Bern, CEO and President of Charming Shoppes, said, "The benefits of this acquisition are many. Charming Shoppes immediately becomes a leading provider of large-size fashion, a segment that continues to outpace the overall growth of the women's apparel market. This combination provides us with an enhanced platform to strengthen and accelerate our large-size growth strategy. In addition to synergies and efficiencies in our buying and administrative functions, we also achieve improved geographic diversity of our store base and resulting revenue stream."

The offer is conditioned upon, among other things, at least a majority of the shares being properly tendered and not withdrawn prior to the expiration of the offer. The tender offer is scheduled to expire at 5:00 p.m., New York time, on January 6, 2000, unless otherwise extended.

Charming Shoppes expects that the necessary filings with the Securities and Exchange Commission in connection with the tender offer will be made later this week and that offer documents will be mailed to Catherines shareholders promptly thereafter. Lazard Freres & Co. LLC represented Charming Shoppes in this transaction.

Charming Shoppes, Inc., operates over 1,300 stores in 47 states under the names "Fashion Bug", "Fashion Bug Plus", and "Modern Woman."

Please note: Charming Shoppes will accelerate its release of 3rd Quarter 1999 earnings to tomorrow, Tuesday, November 16, 1999. The 3rd Quarter earnings release was previously scheduled to be on Thursday, November 18, 1999.

This release may contain certain forward-looking statements concerning the Company's operations, performance, and financial condition including, in particular, certain forward-looking statements regarding sales performance, store openings and closings, and other matters. Such forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those indicated. Such risks and uncertainties may include, but are not limited to, failure to realize merger-related synergies, rapid changes in or miscalculation of fashion trends, extreme or unseasonable weather conditions, economic downturns, a weakness in overall consumer demand, disruption to operations as a result of Year 2000 compliance issues, and competitive pressures. Certain of these, and other risks and uncertainties, are detailed in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1999.

CONTACT:  Gayle M. Coolick
          Director of Investor Relations
          (215) 638-6955